U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 11-K

______________

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-19508

A.           Full title of the plan and the address of the plan, if different from that of the Issuer named below:

BNCCORP, Inc. 401(k) Savings Plan

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal office:

BNCCORP, Inc.

322 East Main

Bismarck, North Dakota 58501

BNCCORP, INC. 401(K) SAVINGS PLAN

Index to Financial Statements and Schedule

Page
Report of Independent Registered Public Accounting Firm	1
Statements of net assets available for benefits	2
Statements of changes in net assets available for benefits	3
Notes to financial statements	4 – 8
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)	9

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of
BNCCORP, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of BNCCORP, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statements of net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                /s/ KPMG  LLP

Minneapolis, Minnesota
June 29, 2007

BNCCORP, INC. 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2006 and 2005

	2006	2005

INVESTMENTS (at fair value):
Cash and cash equivalents	$1,441,171	$1,219,316
Foreign certificates of deposit	119,842	209,590
Mutual funds	11,931,415	9,070,027
Common stock of BNCCORP, Inc	2,238,077	2,202,601
Common/collective trust	213,069	127,382
Loans to participants	210,381	183,138
Total investments	16,153,955	13,012,054
EMPLOYER CONTRIBUTIONS RECEIVABLE	551,065	469,705
Total assets	16,705,020	13,481,759
LIABILITIES:
Accrued expenses	355	213
Total liabilities	355	213
Net assets available for benefits	$16,704,665	$13,481,546

The accompanying notes are an integral part of these financial statements.

BNCCORP, INC. 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2006 and 2005

	2006	2005
Investment income (loss):
Loan interest income	$12,513	$10,478
Interest	582,011	338,605
Net appreciation (depreciation) in fair value	846,670	(132,357)

Total investment income	1,441,194	216,726

Contributions:
Participant	1,451,605	1,258,015
Employer	551,065	469,705
Rollover	254,966	223,706

Total contributions	2,257,636	1,951,426

Less benefit payments	475,711	633,953

Increase in net assets available for plan benefits	3,223,119	1,534,199

Net assets available for plan benefits:
Beginning of year	13,481,546	11,947,347
End of year	$16,704,665	$13,481,546

The accompanying notes are an integral part of these financial statements.

BNCCORP, INC. 401(k) SAVINGS PLAN

Notes to financial statements

December 31, 2006 and 2005

1	Description of the Plan

General

The BNCCORP, Inc. 401(k) Savings Plan (the Plan) was established effective February 1, 1992 as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code) and includes a cash or deferred arrangement under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.

BNCCORP, Inc. (the Company) is the sponsor and administrator of the Plan and BNC National Bank (the Bank) is named as trustee. Raymond James & Associates, Inc. and the individual mutual fund companies are the asset custodians and are responsible for holding the assets of the Plan. The Bank as trustee is responsible for executing investment transactions at the direction of plan participants and the Plan advisory committee.

Expenses related to the management, operation and administration of the Plan are paid by the Company. Administration expenses totaled $100,100 for the year ended December 31, 2006 and  $80,800 for the year ended December 31, 2005.

Eligibility and contributions

Employees of the Company who have attained the age of 21 are eligible to enter into the elective deferral portion (Internal Revenue Code 401(k)) of the Plan on the first day of the month following their date of hire.  Employees who are participating in the elective deferral section of the Plan and have completed one year of service are eligible to receive the company matching contribution beginning with the first day of the following January or July.

Employees of the Company who have attained age 21 and have completed two years of service become eligible for the discretionary company contribution on the first day of the following January or July.

Participants can make salary deferral contributions (employee contributions) to the Plan of up to 75 percent of their annual compensation, subject to certain annually adjusted maximum amounts permitted by the Code. In addition, participants can elect to contribute amounts representing distributions from other qualified plans (rollover contributions).

The Plan allows the Company to make matching contributions on a portion of each employee’s contribution and to make a discretionary contribution to eligible participants of the Plan.  In 2006 and 2005, the Company matched 50 percent of eligible participants’ deferrals, with a maximum match of 5 percent of compensation.  The Company made matching contributions of $551,065 and $469,705 for the years ended December 31, 2006 and 2005, respectively.     There were no discretionary contributions made to the Plan during the years ended December 31, 2006 or 2005.

Participant accounts

Each participant’s account is credited semi-monthly with salary deferral contributions. Each participant’s account is credited annually with matching Company contributions and discretionary Company contributions. The matching contribution is allocated as a percentage of each active participant’s salary deferral for the year. The discretionary company contribution shall be allocated to the active participants based on each participant’s compensation as a percentage of total participants’ compensation.

The Plan assets are valued daily except with respect to the BNC Global Balanced Collective Investment Fund in which plan earnings are allocated to each participant’s account based on the proportion of the participant’s account to all participant accounts within each individual fund as of the preceding valuation date.

BNCCORP, INC. 401(K) SAVINGS PLAN

Notes to financial statements

December 31, 2006 and 2005

Participants of the Plan may direct their contributions and Company contributions to any one or a combination of the following funds maintained and held by the asset custodians and may change their investment options daily.

Fund	Type of investment

American Century International Bond	International bond
American Century Ultra	Large growth fund
American Funds – Bond Fund of America	Intermediate bond fund
American Funds – Growth Fund of America	Large growth fund
American Funds – Investment Company of America	Large value fund
American Funds – New Perspective	World stock fund
American Funds – Small Cap World	Small-cap growth fund
American Funds – Washington Mutual Investors	Large value fund
Aston Funds – Optimum Mid Cap Fund	Mid-cap blend fund
BNC Global Balanced Collective Investment Fund	Growth and income fund
BNC Money Market Fund	Money Market Account at BNC National Bank
BNCCORP, Inc. Stock	Company stock
Cohen & Steers Realty Fund	Special real estate fund
Dodge & Cox Stock Fund	Large value fund
Evergreen Precious Metals	Special precious metal fund
Foreign Certificate of Deposit	Foreign certificate of deposit
Legg Mason Value Trust	Large value fund
Loomis Sayles Bond	Long-term bond
Loomis Sayles Small Cap Growth	Small growth fund
Mairs & Power Growth	Mid-cap blend fund
Oppenheimer International Bond	International bond
PIMCO Commodity Real Return Strategy	Special national resource fund
PIMCO Real Return	Intermediate term bond
PIMCO Total Return	Intermediate term bond
T. Rowe Price Growth	Large blend fund
T. Rowe Price Mid-Cap Growth	Mid-cap growth fund
Vanguard Energy Portfolio	Special national resource fund
Vanguard European Stock Index	European stock fund
Vanguard GNMA Fixed Income	Intermediate government bond
Vanguard Small Cap Index	Small blend fund
Vanguard US Growth	Large growth fund
Vanguard 500 Index	Large blend fund

BNCCORP, INC. 401(K) SAVINGS PLAN

Notes to financial statements

December 31, 2006 and 2005

Vesting

All contributions and earnings thereon made by participants and the Company are immediately vested and nonforfeitable.

Distributions to participants

Generally, participants are not entitled to withdraw amounts from the Plan prior to age 65. However, participants may receive in-service distributions from rollover and employee contribution accounts after reaching age 50, and early withdrawal amounts are allowed after reaching age 59 ½  or in times of financial hardship, as defined in the Plan. Upon termination of employment, death or disability, participants are entitled to a distribution of their interest in the Plan.  The benefits may be paid in the form of a lump sum, installment payments, a qualified joint or survivor annuity, or employer securities.

Loans to participants

A participant may obtain a loan ($1,000 minimum) for a specified financial need.  If the participant’s balance is $20,000 or less, the maximum amount of the loan is the lesser of $10,000 or the participant’s vested balance.  If the participant’s balance is greater than $20,000, the maximum amount of the loan is the lesser of $50,000 or 50% of the participant’s vested balance.   The term of the loan may not be less than 12 months or exceed five years, unless the loan is used to acquire a principal residence.  Loans are collateralized by the participant’s remaining account balance. Interest (7.25 to 8.25 percent for loans originating during 2006 and 5.25  to 7.25 percent for loans originating during 2005) is based on similar rates charged by a financial institution for a loan in a similar circumstance.

Amendment and termination of the Plan

Although it has not expressed any intent to do so, the Company reserves the right to amend or terminate the Plan at any time. The Plan is terminated when the Company gives written notice of termination. At that time participants would become 100% vested and the assets of the Plan will be distributed in accordance with the Plan’s provisions.

2	Summary of significant accounting policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments

Investments are carried at fair value as determined by the Plan’s asset custodians. Net changes in the fair value of investments during the year are reported as net unrealized gains or losses. Net realized gains or losses on investments sold are determined based on cost and recognized on trade date.  The fees charged for the BNC Global Balanced Collective Investment Fund are netted against fund earnings.

Risks and uncertainties

The Plan provides for investment in a variety of investment funds.  Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur that could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

BNCCORP, INC. 401(K) SAVINGS PLAN

Notes to financial statements

December 31, 2006 and 2005

Concentration of Market Risk

At December 31, 2006 and 2005, approximately 13% and 16%, respectively, of the Plan’s net assets were invested in the common stock of BNCCORP, Inc.  The underlying value of the BNCCORP, Inc. common stock is entirely dependent upon the performance of BNCCORP, Inc. and the market’s evaluation of such performance.  It is at least reasonably possible that changes in the fair value of BNCCORP, Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3	Investments

The fair values of individual assets that represent 5 percent or more of the Plan’s net assets at December  31 are as follows:

	2006	2005

Mairs & Power Growth	$1,187,302	$962,254
American Century Ultra	517,392	748,066
Dodge & Cox Stock Fund	1,756,559	1,367,198
BNCCORP, Inc. Stock	2,238,077	2,202,601
BNC Money Market Fund	1,441,171	1,219,316
Evergreen Precious Metals	1,035,721	673,040
Vanguard Energy Portfolio	1,047,127	576,014

During 2006 and 2005, realized and unrealized gain (loss) by investment type are as follows:

	2006	2005

Common/Collective Trust	$4,604	$6,269
Common Stock	25,161	(669,544)
Mutual Funds	811,638	548,071
Foreign Certificate of Deposit	5,267	(17,153)

4	Tax status

The Internal Revenue Service has determined and informed the Company by a letter dated January 30, 2003 that the Plan is designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

BNCCORP, INC. 401(K) SAVINGS PLAN

Notes to financial statements

December 31, 2006 and 2005

5	Party-in-interest transactions

The accounts managed by the Company qualify as exempt party-in-interest transactions. The fees charged for the BNC Global Balanced Collective Investment Fund are netted against fund earnings.

6	Reconciliation of financial statements to the Form 5500

As of December 31, 2006 and 2005, the Plan had $882 and $2,668 of pending distributions to participants who elected distributions from their accounts. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with U.S. generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006	Distributions payable to participants	Benefit payments	Increase in net assets available for benefits	Net assets available for benefits
Per financial statements	$-	$(475,711)	$3,223,119	$16,704,665
Current year accrual	(882)	(882)	(882)	(882)
Prior year accrualPrior year accrual	-	2,668	2,668	-
Per the Form 5500	$(882)	$(473,925)	$3,224,905	$16,703,783

December 31, 2005	Distributions payable to participants	Benefit payments	Increase in net assets available for benefits	Net assets available for benefits
Per financial statements	$-	$(633,953)	$1,534,199	$13,481,546
Current year accrual	(2,668)	(2,668)	(2,668)	(2,668)
Prior year accrualPrior year accrual	-	2,100	2,100	-
Per the Form 5500	$(2,668)	$(634,521)	$1,533,631	$13,478,878

BNCCORP, INC. 401(K) SAVINGS PLAN

(Employer identification number:  45-0402816) (Plan number:  001)

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

As of December 31, 2006

Description	Shares/Units	Current Value

American Century International Bond	5,238	$72,186
American Century Ultra	19,085	517,392
American Funds – Bond Fund of America	29,356	391,017
American Funds – Growth Fund of America	4,122	135,491
American Funds – Investment Company of America	12,808	429,185
American Funds – New Perspective	3,247	103,069
American Funds – Small Cap World	3,180	124,230
American Funds – Washington Mutual Investors	2,552	88,968
Aston Funds – Optimum Mid Cap Fund	4,860	131,372
BNC Money Market Fund*	1,144,171	1,441,171
BNC Global Balanced Collective Investment Fund*	11,878	213,069
BNCCORP, Inc. Stock*	172,958	2,238,077
Cohen & Steers Realty Fund	3,390	303,270
Dodge & Cox Stock Fund	11,446	1,756,559
Evergreen Precious Metals	18,120	1,035,721
Foreign Certificate of Deposit	119,842	119,842
Legg Mason Value Trust	5,707	415,038
Loomis Sayles Bond	17,492	249,959
Loomis Sayles Small Cap Growth	8,576	106,857
Mairs & Power Growth	15,400	1,187,302
Oppenheimer International Bond	34,269	206,301
PIMCO Commodity Real Return Strategy	24,853	344,707
PIMCO Real Return	15,024	160,000
PIMCO Total Return	7,947	82,489
T. Rowe Price Growth	19,714	623,542
T. Rowe Price Mid-Cap Growth	11,226	602,720
Vanguard Energy Portfolio	16,202	1,047,127
Vanguard European Stock Index	10,824	390,083
Vanguard GNMA Fixed Income	45,691	466,506
Vanguard Small Cap Index	18,572	605,832
Vanguard US Growth	3,296	59,916
Vanguard 500 Index	2,256	294,576
Loans to participants (interest rates ranging from 4.00% to 9.50%)*	210,381	210,381
Total		$16,153,955
*Denotes party in interest.

Note: Historical cost is omitted for participant-directed plans.

See Accompanying Report of Independent Registered Public Accounting Firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                  BNCCORP, INC. 401(k) SAVINGS PLAN

June 29, 2007	By:	/s/ Brian Mayer
Name: Brian Mayer
Title: Chairman, BNCCORP, Inc. 401(k) Savings Plan Administrative Committee

Exhibit Index

23.1              Consent of KPMG LLP